

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

U.S. Mail and Fax (519-888-7884)
Mr. Brian Bidulka
Chief Financial Officer
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

   Re: **Research In Motion Limited**
         Form 40-F for the fiscal year ended February 26, 2011
         Filed March 29, 2011
         File No. 0-29898

Dear Mr. Bidulka:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director